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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2001

                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)

      [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                     Form 20-F |X|               Form 40-F |_|

      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                        Yes |_|                      No |X|

      [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________]

                      ------------------------------------

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation
                     (Registration Statement No. 333-13160)

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                               DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1. Press Release of DaimlerChrysler AG, dated September 28, 2001, on DaimlerChrysler Group's updated outlook on financial performance

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                           FORWARD-LOOKING INFORMATION

      This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for Chrysler Group, Freightliner and Mitsubishi Motors promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements.

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                                DAIMLERCHRYSLER

                                                               Press Information

                                                              September 28, 2001

Contact:
Michael Pfister                                           Phone +49-711-17-93635
Thomas Froehlich                                          Phone +49-711-17-93311
Han Tjan                                                  Phone +1-212-909-9061

DAIMLERCHRYSLER UPDATES OUTLOOK ON FINANCIAL PERFORMANCE

Stuttgart - Following the terrorist attacks recently in New York and Washington and the uncertainty that this has created, DaimlerChrysler is providing some additional guidance as to its likely future business performance.

At the time of its second quarter results at the end of July, DaimlerChrysler indicated that, as is traditional within the industry, the company would expect the third quarter to be weaker than the second quarter (2001 Q2: [EURO]725 million). Nevertheless, for the third quarter DaimlerChrysler will report a positive Operating Profit without one-time effects (2000 Q3: [EURO]540 million), exceeding planning assumptions and expectations.

These results have been influenced by a better than expected performance at Chrysler Group; reflecting the strong continued efforts to improve the profitability and efficiency of the business, which have been more than sufficient to offset any weakness in sales particularly during the latter part

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of the quarter. Elsewhere within the Group DaimlerChrysler anticipates an operating performance broadly in line with original expectations.

The market outlook for the remainder of the year, in particular in the United States but also in the other main markets, has however become more difficult to predict. The company's own assessment of sales trends across the Group indicates that it is too early to accurately assess the impact of recent events on DaimlerChrysler's financial performance this year and next.

In February 2001 DaimlerChrysler announced an Operating Profit target of [EURO]1.2 billion to [EURO]1.7 billion excluding one-time effects. Until September 11 the company was confident that it would achieve this target. Under the changed circumstances this target might be at risk. However, at this time it is impossible to predict the extent to which this risk will materialise.

DaimlerChrysler will announce further details of the restructuring of the Freightliner business in mid October, some time ahead of the publication of our third quarter results on October 23.

This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for Chrysler Group, Freightliner and Mitsubishi Motors promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under

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                                       3

the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements.

INTERNET SITE

Additional information and news from DaimlerChrysler is available on the Internet at: www.media.daimlerchrysler.com

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       DaimlerChrysler AG


                                       By: /s/ ppa. Robert Koethner
                                          --------------------------------------
                                          Name:  Robert Koethner
                                          Title: Vice President
                                                 Chief Accounting Officer


                                       By: /s/  i.V. Friedrich Siener
                                          --------------------------------------
                                          Name:  Dr. Friedrich Siener
                                          Title: Director

Date:  September 28, 2001